UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 1, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited
(Registrant)

Date: November 1, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: November 1, 2010
10-53-TR

Teck Announces Retirement of Senior Vice President, Coal

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced that Boyd Payne, Senior Vice President Coal is retiring from the company.

“I will miss Teck and all of the wonderful people I’ve had the privilege of working with over the years but it’s time for me to move to a new chapter in my life,” said Payne.  “I’m looking forward to spending time with my wife Lynette, our children and grandchildren.”

“I want to thank Boyd for his tremendous contribution, not only to Teck, but also to the mining industry over the past 36 years”, said Don Lindsay, president and CEO.   “Under Boyd’s leadership, he was able to maximize the value of the Elk Valley Coal Partnership and has overseen the successful integration of the Fording Canadian Coal Trust into Teck.”

Mr. Payne was President and Chief Executive Officer of Elk Valley Coal Partnership beginning in August 2006.  He was also appointed to the role of President, Fording Canadian Coal Trust in January 2007.  Prior to these appointments, Mr. Payne was Vice President Marketing, Metallurgical Coal for BHP Billiton based in Singapore. Mr. Payne started his career in the coal business in 1974 in a technical capacity, transitioned into operations in the 1980’s and moved into business development and marketing in the early 1990’s.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Media Contact:
Marcia Smith
Vice-President, Corporate Affairs
604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice-President, Investor Relations
604.699.4014
greg.waller@teck.com

For Immediate Release	Date: November 1, 2010
10-54-TR

New Senior Vice President Appointed to Lead Teck’s Coal Business

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced the appointment of Ian Kilgour as the next Senior Vice President, Coal.  Mr. Kilgour who is currently the president and CEO of Campania Minera Antamina in Peru will join Teck on February 14, 2011.

“I am delighted to announce the selection of Ian Kilgour,” said Don Lindsay, president and CEO.  “Ian joins Teck at an important time for the company. With continued strong demand for steelmaking coal, Ian will be instrumental in helping us to achieve our growth objectives.”

In his role as president and CEO of Antamina, Mr. Kilgour has overseen a continuous improvement in safety, made significant improvements in operational efficiencies and has successfully implemented the Antamina Mining Fund, a social development fund with projects in health, nutrition, education, and infrastructure development.

Prior to joining Campania Minera Antamina, Mr. Kilgour was the General Manager, Business Improvement and Optimization for BHP Billiton Mitsubishi Alliance and he has held senior operations roles at BHP Coal’s Goonyella Riverside Mine and at Minera Escondida.

Mr. Kilgour holds a Bachelor of Applied Science (Hons) (Metallurgy) from the University of Melbourne and a Master of Science (Mineral Process Design) from the Royal School of Mines, London, UK.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Media Contact:
Marcia Smith
Vice-President, Corporate Affairs
604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice-President, Investor Relations
604.699.4014
greg.waller@teck.com